Exhibit 99.1

MNG MODIFIES SLATE OF DIRECTOR NOMINEES IN RESPONSE TO FELLOW SHAREHOLDERS WHO SUPPORT A FULL STRATEGIC ALTERNATIVES PROCESS

MNG Seeks to Elect Three Highly Qualified Director Nominees to Refresh the Gannett Board and Replace Three Entrenched, Incumbent Directors Responsible for Gannett’s Refusal to Engage with MNG or Explore Strategic Alternatives

MNG Urges Shareholders to Vote on the BLUE Proxy Card “FOR” its Nominees to Bring Measured Change to Gannett’s Board and Send a Clear Message that the Board Needs to Act to

Maximize Value Now

MNG Reaffirms 41% Premium Offer to Acquire Gannett for $12.00 Per Share in Cash

April 25, 2019 – Denver, CO – MNG Enterprises, Inc. (“MNG”), owner and operator of one of the largest newspaper businesses in the U.S. and the largest active shareholder in Gannett Co., Inc. (NYSE:GCI) (“Gannett” or the “Company”), with an approximate 7.4% ownership interest, is sending a letter to Gannett’s shareholders today announcing that it has modified its slate of nominees for election to Gannett’s Board of Directors at the Company’s 2019 annual meeting of shareholders to include three nominees: Heath Freeman, Dana Needleman and Steven Rossi.

The letter explains that MNG has carefully listened to its fellow shareholders, unlike Gannett’s Board, which has stubbornly refused the input of shareholders who are rightly concerned about the Company’s declining profitability, its ability to execute a digital transformation plan and, most importantly, the Board’s failure to respond meaningfully to a premium acquisition offer. MNG embraces and respects the input and feedback from its fellow shareholders and, after significant consideration, has concluded that reducing the number of MNG nominees from six to three will provide shareholders with the strongest platform to send a clear message that the Board must act now to commence a review of strategic alternatives to maximize value for all Gannett shareholders.

The full text of the letter being sent from MNG to Gannett’s shareholders is below.

April 25, 2019

Dear Fellow Gannett Shareholders,

Since the public announcement of MNG’s premium all-cash proposal to acquire Gannett for $12.00 per share in January – which remains on the table – we have been seeking a transaction that we believe would maximize value for all Gannett shareholders. Yet, the incumbent Board has refused to: (1) engage meaningfully on our proposal; (2) conduct a formal review of strategic alternatives to maximize value for all shareholders; (3) commit to a moratorium on digital acquisitions; or (4) commit to a feasible, strategic and financial path forward before hiring a new CEO. We have become increasingly concerned that absent an immediate change in course, the value destruction at Gannett will continue unabated and irreparably harm shareholders.

We believe that Gannett’s May 16, 2019 annual meeting presents shareholders with a stark choice:

➢	Continue with the incumbent Board intent on maintaining the status quo, despite the continued, declining nature of Gannett’s business, and pursuit of a flawed digital strategy that has led to a severe decline in profitability and destruction of shareholder value; OR
➢	Elect MNG’s director nominees to send a clear message that the Board must act now to commence a full review of strategic alternatives to maximize value for all Gannett shareholders, including a comprehensive open process to sell Gannett before further value is destroyed.

MNG has listened carefully to its fellow shareholders, while Gannett’s Board has stubbornly refused the input of shareholders who are concerned about Gannett’s declining business and deteriorating profitability, skeptical of the current Gannett Board’s ability to execute a digital transformation plan and, most importantly, critical of the Board’s failure to respond meaningfully to a premium acquisition proposal. MNG embraces and respects the input and feedback from its fellow shareholders and, after significant consideration, has decided to reduce the number of MNG nominees from six to three to provide shareholders with the strongest platform to send a clear message that the Board must act now to commence a review of strategic alternatives to maximize value for all Gannett shareholders.

We have heard three important points from investors during our meetings: (1) shareholders are certain that change is necessary to reverse prolonged underperformance and a misguided strategy at Gannett; (2) shareholders are convinced that MNG’s nominees are highly qualified, compare favorably to existing Gannett Board members and would bring a valuable and fresh perspective; and (3) shareholders would like to see a conclusion of this proxy contest with meaningful representation on the Board for MNG’s nominees, with some level of continuity. The modified MNG slate would constitute a minority of the Board, if elected. Shareholders will have the opportunity to vote for up to eight director nominees by using the BLUE proxy card, including the three MNG nominees and up to five of Gannett’s nominees other than the three Gannett nominees we are not supporting: John Cody, Stephen Coll and Larry Kramer. Two of those Gannett nominees, John Cody and Stephen Coll, serve on the Transaction Committee of the Board that was formed on January 21, 2019 to assist the Board in its consideration of MNG’s proposal and related matters, and we believe should be held accountable for the lack of meaningful engagement and response to MNG’s acquisition offer and calls for a strategic review.

As the Company’s largest active shareholder with an approximate 7.4% ownership interest, our interests are aligned with ALL Gannett shareholders. We believe that a transition to a minority slate addresses any shareholder concerns with respect to what would have happened upon the election of a majority MNG slate.

If elected to the Board, the MNG nominees, Heath Freeman, Dana Needleman and Steven Rossi, would request that the Board immediately commence a full review of strategic alternatives to maximize value for all Gannett shareholders, including an open process to sell the Company (in which MNG would participate on terms similar to any other party). The MNG nominees also would provide the independent perspectives, experience and oversight required to put Gannett on the path to a profitable and sustainable future.

Our nominees would also bring the right mix of newspaper turnaround, real estate, and capital allocation expertise to improve the Gannett Board. Notably, all three MNG nominees are independent from Gannett and its management, and two out of three nominees are independent from MNG.

VOTE FOR ALL THREE MNG NOMINEES TO SEND A CLEAR MESSAGE THAT THE GANNETT BOARD MUST ACT NOW TO MAXIMIZE VALUE THROUGH A FULL STRATEGIC REVIEW

We believe that CHANGE IS NECESSARY TO SAVE GANNETT and remain concerned that the status quo under the incumbent Board will continue to result in underperformance and value destruction. We urge you to support all three of the MNG nominees, who are committed to exploring alternatives to maximize value for all Gannett shareholders.

Every single vote matters. MNG urges fellow shareholders to vote “FOR” the MNG director nominees by internet, phone or on the BLUE proxy card sent by mail.

MNG’s three highly qualified nominees are:

Heath Freeman (President of Alden Global Capital, LLC; Vice Chairman of MNG Enterprises): Heath serves as Vice Chairman of MNG, owner of one of the largest newspaper businesses in the United States, and has been a director since January 2011.  He has served as the President of Alden Global Capital, LLC (“Alden”) since 2014 and is a Founding Member. Prior to Alden, Heath worked at Smith Management LLC, an investment manager, where he was responsible for investing in deeply undervalued companies and special situations, from 2006 to 2007. He began his career as an analyst at Peter J. Solomon Company, a boutique investment bank, where he worked on mergers and acquisitions, restructurings and refinancing assignments, from 2003 to 2006.

Dana Goldsmith Needleman (Principal of the Cogent Group): Dana has served as a Principal of The Cogent Group, an acquirer of single-tenant net leased real estate nationally, since October 2009, where she is responsible for the origination, underwriting, financing, structuring, and closing of net lease transactions. She has been instrumental in the acquisition, development and disposition of more than $5.0 billion of corporate real estate throughout the United States with a heavy concentration of retail and industrial assets. From 1999 to 2009, Dana was employed by Cardinal Capital Partners (“Cardinal”), a private equity real estate investment firm. She served as a Managing Director at Cardinal from 2003 to 2009 and its Vice President from 1999 to 2002. From 1997 to 1999, Dana was an Associate at Corporate Realty Investment Company Capital, LLC, a private real estate company. Throughout her career, Dana has completed sizeable portfolio acquisitions with Reuters, Georgia Pacific LLC, Beckman Coulter Inc.  Academy Sports & Outdoors, Albertson’s, Dick’s Sporting Goods, PetSmart, Rite Aid, Shaw’s, and various other national retailers, enabling these companies to maximize the value of their real estate holdings through sale-leaseback and build-to-suit transactions.

Steven B. Rossi (former Chief Executive Officer of MediaNews Group, Inc.): Steve served as the Chief Executive Officer of MediaNews Group, an operating subsidiary of MNG Enterprises managing one of the largest newspaper businesses in the United States, from June 2015 until retiring in November 2017. Prior to that, he served as MediaNews Group’s President beginning in July 2014 and its Chief Operating Officer from January 2015 until assuming the CEO role, and as Executive Vice President from 2006 until April 2007. Previously, he served as the President and Chief Executive Officer of the California Newspapers Partnership, a publisher of more than two dozen daily newspapers and several weekly newspapers, from 2007 until July 2014. Earlier in his career, Steve served in various executive positions at Knight Ridder, Inc., a media company specializing in newspaper and internet publishing, from 1987 until it was acquired by the McClatchy Company in June 2006, including President of the Newspaper Division, Chief Financial Officer, and Senior Vice President of Operations. From 1992 through 1998 he was Executive Vice President and General Manager of The Philadelphia Inquirer and Daily News¸ both of which are daily newspapers. Prior to joining the newspaper industry, Steve held positions in general management and mergers and acquisitions with AmeriGas, Inc., a liquefied petroleum gas distribution company, and in international finance with IU International Corporation, a diversified services company with businesses in trucking, food services, and waste management.

VOTE BLUE TODAY TO PROTECT THE VALUE OF YOUR INVESTMENT

You can vote by Internet, telephone or by signing and dating the enclosed BLUE proxy card or BLUE voting instruction form and mailing it in the postage paid envelope provided. We urge you NOT to vote using any white proxy card or voting instruction form you receive from Gannett. Please discard any white proxy card.

If you have any questions about how to vote your shares, please contact MNG’s proxy solicitor, Okapi Partners LLC, at its toll-free number (888) 785-6668 or via email at info@okapipartners.com

Additional information about MNG, its proposal to acquire Gannett, and its nominees for election to the Board is available at www.SaveGannett.com.

Sincerely,

/s/ R. Joseph Fuchs

On behalf of the Board of Directors, MNG Enterprises, Inc.

Chairman, R. Joseph Fuchs

Moelis & Company LLC is acting as financial advisor to MNG. Akin Gump Strauss Hauer & Feld LLP and Olshan Frome Wolosky LLP are serving as its legal counsel. Okapi Partners LLC is acting as MNG’s proxy solicitor.

About MNG Enterprises

MNG Enterprises, Inc. is one of the largest owners and operators of newspapers in the United States by circulation, with approximately 200 publications including The Denver Post, The Mercury News, The Orange County Register and The Boston Herald. MNG is a leader in local, multi-platform news and information, distinguished by its award-winning original content and high quality, diversified portfolio of both print and local news and information web sites and mobile apps offering rich multimedia experiences across the nation. For more information, please visit www.medianewsgroup.com.

Additional Information

MNG Enterprises, Inc., together with the other participants in its proxy solicitation, have filed a definitive proxy statement and an accompanying BLUE proxy card with the Securities and Exchange Commission (the “SEC”) to be used to solicit votes for the election of MNG’s slate of highly-qualified director nominees at the 2019 annual meeting of stockholders (the “Annual Meeting”) of the Company. Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including additional information relating to the participants in MNG’s proxy solicitation. These materials and other materials filed by MNG in connection with the solicitation of proxies are available at no charge on the SEC’s website at www.sec.gov. The definitive proxy statement and other relevant documents filed by MNG with the SEC are also available, without charge, by directing a request to MNG’s proxy solicitor, Okapi Partners LLC, at its toll-free number (888) 785-6668 or via email at info@okapipartners.com.

MEDIA CONTACT:

Reevemark

Paul Caminiti / Hugh Burns / Renée Soto

+1 212.433.4600

MNGInquiries@reevemark.com

INVESTOR CONTACT:

Okapi Partners LLC

Bruce Goldfarb/Pat McHugh

+ 212.297.0720

info@okapipartners.com